



SECU[illegible] 02007705 [illegible]OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21214

RECEIVED MAR 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Brown + Company Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 18th Floor
(No. and Street)

Boston	Massachusetts	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Reddy (617) 624-6412
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

160 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Brown & Company Securities Corporation

(a wholly-owned subsidiary of
J.P. Morgan Chase & Co.)
Statement of Financial Condition
December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
Brown & Company Securities Corporation
(a wholly-owned subsidiary of J.P. Morgan
Chase & Company):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Brown & Company Securities Corporation at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

Brown & Company Securities Corporation
Statement of Financial Condition
December 31, 2001

	December 31, 2001
Assets	
Cash and cash equivalents	$169,381,869
Cash and securities segregated for regulatory purposes	119,291,081
Receivables from:	
Customers, less allowance for uncollectible accounts of $1,246,477	2,107,494,605
Brokers and dealers	1,823,883
Deposits paid for securities borrowed	234,668,738
Securities owned	
U.S. government obligations, at fair value	7,953,180
Common stock, at fair value	2,173,030
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $21,552,003	46,208,432
Other assets	14,198,289
	$2,703,193,107
Liabilities and Stockholder's Equity	
Liabilities	
Payables to:	
Customers	$1,855,091,800
Brokers and dealers	21,581,084
Deposits received for securities loaned	260,461,786
Securities sold, not yet purchased	200,003
Accrued expenses and other liabilities	12,948,613
Income taxes payable, including deferred taxes of $618,226	24,441,605
	2,174,724,891
Commitments and contingent liabilities	
Subordinated borrowings	150,000,000
Stockholder's equity	
Total stockholder's equity	378,468,216
	$2,703,193,107

Brown & Company Securities Corporation
Notes to Financial Statement
December 31, 2001

---

1. Organization and Ownership

Brown & Company Securities Corporation (the Company) is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company is a wholly owned subsidiary of J.P. Morgan Chase & Co. (the Parent). Its principal business is that of a securities discount broker, whereby it executes orders on behalf of its customers for a commission and provides financing for such transactions.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in banks, short-term instruments and money market funds.

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis.

Securities-Lending Activities
Securities borrowed and securities loaned transactions are reported as collateralized financing. Securities-borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Income Taxes
The Company provides for income taxes using the asset and liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Furniture, Equipment, Software and Leasehold Improvements
Furniture, equipment, software and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated lives of the related assets or lease terms, as appropriate. Costs incurred for the development of software for internal use are capitalized. Unamortized software development costs were $24,153,251 at December 31, 2001.

When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts.

Exchange Memberships
Exchange memberships are recorded at cost.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Cash Segregated for Regulatory Purposes

Cash was segregated for the exclusive benefit of customers at December 31, 2001, under the provisions of Rule 15c3-3 of the SEC.

4. Receivables from and Payables to Brokers and Dealers

Receivables from and payables to brokers and dealers as of December 31, 2001, which are recorded at contract value, comprise the following:

Receivables	
Deposits paid for securities borrowed	$ 234,668,738
Securities failed to deliver	1,823,883
	$ 236,492,621
Payables	
Deposits received for securities loaned	$ 260,461,786
Payable to clearing organizations	20,471,069
Securities failed to receive	1,110,015
	$ 282,042,870

5. Receivables from and Payables to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Receivables from customers are generally collateralized by marketable securities. Payables to customers primarily represent free credit balances of customers.

6. Fixed Assets

Fixed Assets and accumulated depreciation and amortization balances are summarized below:

	Estimated Useful Lives (years)	December 31, 2001
Office Equipment	3 - 5	$ 27,697,979
Computer Equipment	3 - 5	8,673,584
Leasehold Improvements	1 - 10	5,655,534
Capitalized Software	3 - 5	25,733,338
		67,760,435
Less: Accumulated depreciation and amortization		(21,552,003)
Net fixed assets		$ 46,208,432

7. Financing Activities

At December 31, 2001, the Company had $0 outstanding from the Parent under a $3 billion line of credit arrangement. Interest on borrowings under this line of credit arrangement is payable monthly at the 30-day commercial paper rate plus .125%. Borrowings are payable on demand.

Interest payable to the Parent at December 31, 2001 was $5,781.

Deposits received for securities loaned primarily represent short-term financing transactions that bear interest based on prevailing market rates.

8. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2001, are listed in the following:

Subordinated note with Parent, 6 month LIBOR plus 25 basis points, due March 30, 2003	$ 150,000,000

The subordinate borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirement, it may not be repaid. Interest payable on the subordinated borrowings at December 31, 2001 was $1,067,104. The interest rate in effect at December 31, 2001 was 2.784%. The subordinate borrowing is valued at cost, which approximates fair value.

9. Income Taxes

The Company files Federal and State income tax returns as a member of a consolidated group with the Parent and its affiliates. Federal and State income tax expense is provided for financial reporting purposes at the statutory rate as if the Company filed on a stand-alone basis. The Company files stand alone income tax returns in the other jurisdictions in which it operates and provides for income tax expense at applicable rates.

Income taxes payable of $24,441,605 were payable to the Parent for the Company's current and prior year income tax liabilities.

10. Related Party Transactions

Charges to the Company from the Parent for rent and for administrative services in the amount of $1,715,210 was payable at December 31, 2001.

All inter-company transactions are charged or credited through inter-company accounts and may or may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

11. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The New York Stock Exchange may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may limit a member firm from expanding its business and making capital distributions if its net capital is less than 5% of aggregate debit balance.

At December 31, 2001, the Company's adjusted net capital, as defined, of $476,384,127 was 20.59% of aggregate debit balances and $429,935,626 in excess of the required net capital of $46,448,501.

12. Financial Instruments With Credit Risks and Other Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company pledges customer securities and collateral to satisfy margin deposits of various clearing corporations. In the event the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

The Company's customer securities activities, which can include the writing of uncovered option contracts, are transacted on either a cash or margin basis. The Company extends credit to its customers collateralized by cash and securities in the customers' accounts. In addition, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company requires customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States. These result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the [illegible] condition and credit ratings.

The Company monitors required margin and collateral levels daily and controls its risk exposure on a daily basis through financial, credit and legal reporting systems and, accordingly, believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

13. Contingent Liabilities

In the normal course of business, the Company is involved in various legal actions and proceedings. Management of the Company, after consultation with outside legal counsel, believes the resolution of these contingencies will not result in any material adverse effect on the Company's financial position and results of operations.

14. Fair Value of Financial Instruments

Securities owned at December 31, 2001 are summarized below:

	Cost	Fair Value
US government obligations	$ 7,953,180	$ 7,953,180
Common stock	2,171,053	2,173,030
	$ 10,124,233	$ 10,126,210

In 2000, the Company purchased 10,000 common stock shares and 120,300 common stock warrants of The Nasdaq Stock Market, Inc. for $1,805,900 in connection with an initial public offering. This amount is included above in Common stock. The stock is restricted under Rule 144a of the Securities Act of 1933 which places certain legal or contractual restrictions on resale, including registration and lock up provisions.

Other financial instruments held at December 31, 2001 consist primarily of cash, short term investments, receivables and payables to/from brokers and dealers, and bank loans which are either carried at fair value or are short term and replaceable on demand.

15. Disclosure of Subsequent Event (unaudited)

On January 31, 2002 the Company acquired the capital stock of Dreyfus Brokerage Services, Inc. from Mellon Bank. The amount of the transaction was not disclosed. Dreyfus Brokerage Services, Inc. maintains approximately 75,000 customer accounts with assets totaling $6 billion.